U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

_X_  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          CHRIS MORRIS
          10909 Ballybunion Place
          Austin  TX   78747

2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI

3.   IRS or Social Security Number of Reporting Person
(Voluntary)
          ###-##-####

4.   Statement for Month/Year
          Year end December 1997

5.   If Amendment, Date of Original (Month/Year)
          N/A

6.   Relationship of Reporting Person to Issuer (Mark all
applicable)
     Yes___    No___     Director
     Yes___    No___     10% Owner
     Yes __    No___     Officer (give title below)
     Yes_X_    No___     Other (specify below)
     No longer a Vice President; Current title Chief Engineer

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value

2.   Transaction Date (Month/Day/Year)
          N/A

3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instructions 3 and 4):
          3,810 shares

6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          Direct

7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          Options to Purchase shares under the 1996 Stock Option
     Plan

2.   Conversion or Exercise Price of Derivative Security
          $6.93

3.   Transaction Date (Month/Day/Year)
          June 25, 1997

4.   Transaction Code (Instruction 8)
          Code A - Grant or award transaction pursuant to Rule
     16b-3(c)

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)   (Instructions 3, 4 and 5):
     A.   Acquired (A):       17,500 shares
     B.   Disposed of (D):    None

6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable  1/3 Annually on December 26, 1997,
     1998 and 1999
     B.   Expiration Date     June 24, 2007

7.   Title and Amount of Underlying Securities (Instructions 3
     and 4)
     A.   Title                         Common Stock, $1.00 par
     value
     B.   Amount or Number of Shares         17,500 shares

8.   Price of Derivative Security (Instruction 5)
          These derivative securities were issued pursuant to Stock Option Plan(s)
          at no cost to the recipient



9.   Number of Derivative Securities Beneficially Owned at End of
     Year (Instruction 4)
          64,170

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct

11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

Explanation of Responses:
          None




     /s/
Chris Morris
Date:  February 12, 1998